Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

June 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey Gabor

Via:	EDGAR Submission

Re:	Avenue Therapeutics, Inc.
Acceleration Request re. Registration Statement, as amended, on Form S-1
(File No. 333-217552)

Ladies and Gentlemen:

Raymond James & Associates, Inc., as the representative of the several underwriters (the “Representative”) hereby joins in the request of Avenue Therapeutics, Inc. that the request for acceleration of the effective date of the above-referenced Registration Statement so that it would be declared effective at 5:00 p.m., Eastern Time, on Thursday, June 15, 2017, be withdrawn.

Should you have any questions regarding the forgoing request for withdrawal, please contact Edward Newman at (212) 885-1825.

Very truly yours,

Raymond James & Associates, Inc.

As Representative of the several underwriters named in
Schedule I to the Underwriting Agreement

By:	/s/ Ed Newman
	Name:	Ed Newman
	Title:	Managing Director